OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
000-27598

CUSIP NUMBER
462684101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Iridex Corporation

Full Name of Registrant

Former Name if Applicable

1212 Terra Bella Avenue

Address of Principal Executive Office (Street and Number)
Mountain View, CA 94043

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006 (the “3rd Quarter Form 10-Q”) by the prescribed due date of November 14, 2006 without unreasonable effort and expense as it is still engaged in reviewing certain revenue recognition issues and its policies relating thereto and has not yet been able to file its Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2006 (the “2nd Quarter Form 10-Q”). As previously disclosed, prior to filing the 2nd Quarter Form 10-Q, the Registrant received a claim stating that it had intentionally recognized certain revenues prematurely in its fourth quarter of fiscal 2004. As a result of this claim, in June 2006 the audit committee of the Registrant’s board of directors engaged outside counsel and undertook an independent review of the facts and circumstances concerning this matter and the Registrant’s related revenue recognition practices. In the course of this review, errors in revenue recognition were identified and management is continuing to work with the audit committee of the Registrant’s board of directors to assess the impact and materiality of such errors. Management continues to work closely with the Registrant’s audit committee to expeditiously resolve these issues and the Registrant will file the 2nd Quarter Form 10-Q and the 3rd Quarter Form 10-Q as soon as possible, but does not expect to file the 3rd Quarter Form 10-Q on or before the fifth calendar day following the prescribed due date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Larry Tannenbaum	(650)	962-8848
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2006
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☐*

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*Because of the on-going independent review regarding revenue recognition issues discussed in Part III above, the Registrant has not checked either box in Part IV subsection 3, as it is not possible at this time for the Registrant to determine whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the quarterly report on Form 10-Q for the three and nine months ended September 30, 2006.

Iridex Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2006	By	/s/ Larry Tannenbaum
Larry Tannenbaum Chief Financial Officer and Senior Vice President Finance and Administration